UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 9, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14893
THE PEPSI BOTTLING GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-4038356

(State or other jurisdiction of employer incorporation or organization)	(I.R.S. Identification No.)

One Pepsi Way, Somers, New York	10589

(Address of principal executive offices)	(Zip Code)
914-767-6000
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report.)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐
Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☑      Accelerated Filer ☐      Non-Accelerated Filer ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑
Number of shares of Common Stock outstanding as of October 7, 2006: 236,011,470

The Pepsi Bottling Group, Inc.
Index

PART I — FINANCIAL INFORMATION
Item 1.
The Pepsi Bottling Group, Inc.
Condensed Consolidated Statements of Operations
in millions, except per share amounts, unaudited

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Net revenues	$3,460	$3,214	$8,965	$8,223
Cost of sales	1,851	1,695	4,770	4,306

Gross profit	1,609	1,519	4,195	3,917
Selling, delivery and administrative expenses	1,226	1,126	3,376	3,101

Operating income	383	393	819	816
Interest expense, net	62	56	186	169
Other non-operating expenses (income), net	1	(1)	11	—
Minority interest	24	24	48	47

Income before income taxes	296	314	574	600
Income tax expense	89	109	185	208

Net income	$207	$205	$389	$392

Basic earnings per share	$0.88	$0.84	$1.65	$1.60

Weighted-average shares outstanding	235	243	236	245

Diluted earnings per share	$0.86	$0.82	$1.61	$1.55

Weighted-average shares outstanding	242	250	242	252

Dividends declared per common share	$0.11	$0.08	$0.30	$0.21

See accompanying notes to Condensed Consolidated Financial Statements.

The Pepsi Bottling Group, Inc.
Condensed Consolidated Statements of Cash Flows
in millions, unaudited

	36 Weeks Ended
	September	September
	9, 2006	3, 2005
Cash Flows — Operations
Net income	$389	$392
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	434	420
Amortization	9	10
Deferred income taxes	(68)	(5)
Stock-based compensation	46	—
Other non-cash charges and credits, net	239	226
Changes in operating working capital, excluding effects of acquisitions:
Accounts receivable, net	(532)	(412)
Inventories	(162)	(84)
Prepaid expenses and other current assets	(5)	6
Accounts payable and other current liabilities	288	236
Income taxes payable	155	107

Net change in operating working capital	(256)	(147)

Casualty insurance payments	(47)	(45)
Pension contributions	(1)	(30)
Other, net	(40)	(51)

Net Cash Provided by Operations	705	770

Cash Flows — Investments
Capital expenditures	(525)	(489)
Proceeds from sale of property, plant and equipment	6	20
Acquisitions of bottlers, net of cash acquired	(33)	(1)
Other investing activities, net	8	1

Net Cash Used for Investments	(544)	(469)

Cash Flows — Financing
Short-term borrowings, net	(279)	(60)
Proceeds from long-term debt	793	36
Payments of long-term debt	(99)	(11)
Dividends paid	(64)	(44)
Excess tax benefit from exercise of stock options	17	—
Proceeds from exercise of stock options	142	81
Purchases of treasury stock	(309)	(340)

Net Cash Provided by (Used for) Financing	201	(338)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2)	(1)

Net Increase (Decrease) in Cash and Cash Equivalents	360	(38)
Cash and Cash Equivalents — Beginning of Period	502	305

Cash and Cash Equivalents — End of Period	$862	$267

Supplemental Cash Flow Information

Interest paid	$208	$187

Income taxes paid	$80	$105

Changes in accounts payable related to capital expenditures	$(38)	$(45)

Capital lease additions	$19	$2

Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers	$20	$—

See accompanying notes to Condensed Consolidated Financial Statements.

The Pepsi Bottling Group, Inc.
Condensed Consolidated Balance Sheets
in millions, except per share amounts

	(Unaudited)
	September	December
	9, 2006	31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$862	$502
Accounts receivable, less allowance of $56 at September 9, 2006 and $51 at December 31, 2005	1,736	1,186
Inventories	638	458
Prepaid expenses and other current assets	262	266

Total Current Assets	3,498	2,412

Property, plant and equipment, net	3,747	3,649
Other intangible assets, net	3,804	3,814
Goodwill	1,547	1,516
Other assets	146	133

Total Assets	$12,742	$11,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$1,948	$1,583
Short-term borrowings	163	426
Current maturities of long-term debt	514	589

Total Current Liabilities	2,625	2,598

Long-term debt	4,741	3,939
Other liabilities	1,142	1,027
Deferred income taxes	1,362	1,421
Minority interest	563	496

Total Liabilities	10,433	9,481

Shareholders’ Equity
Common stock, par value $0.01 per share:
authorized 900 shares, issued 310 shares	3	3
Additional paid-in capital	1,733	1,709
Retained earnings	2,601	2,283
Accumulated other comprehensive loss	(224)	(262)
Deferred compensation	—	(14)
Treasury stock: 74 shares and 71 shares at September 9, 2006 and December 31, 2005, respectively, at cost	(1,804)	(1,676)

Total Shareholders’ Equity	2,309	2,043

Total Liabilities and Shareholders’ Equity	$12,742	$11,524

See accompanying notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Tabular dollars in millions, except per share amounts
Note 1 — Basis of Presentation
     The preparation of our unaudited Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make judgments, estimates and assumptions that affect the results of operations, financial position and cash flows of The Pepsi Bottling Group, Inc., as well as the related footnote disclosures. Actual results could differ from these estimates. These interim financial statements have been prepared in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include certain information and disclosures required for comprehensive annual financial statements. Therefore the Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 31, 2005 as presented in our Annual Report on Form 10-K. In the opinion of management, this interim information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation. Certain reclassifications were made in our Condensed Consolidated Financial Statements to 2005 amounts to conform to the 2006 presentation.
     When used in these Condensed Consolidated Financial Statements, “PBG,” “we,” “our,” “us” and the “Company” each refers to The Pepsi Bottling Group, Inc. and, where appropriate, to Bottling Group, LLC (“Bottling LLC”), our principal operating subsidiary.
     We consolidate in our financial statements, entities in which we have a controlling financial interest, as well as variable interest entities where we are the primary beneficiary.
     Our U.S. and Canadian operations report using a fiscal year that consists of fifty-two weeks, ending on the last Saturday in December. Every five or six years a fifty-third week is added. Fiscal year 2006 consists of fifty-two weeks. In 2005, our fiscal year consisted of fifty-three weeks (the additional week was added to the fourth quarter). Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

Quarter	U.S. & Canada	Mexico & Europe
First Quarter	12 weeks	January and February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	16 weeks (FY 2006)/ 17 weeks (FY 2005)	September, October, November and December
     At September 9, 2006, PepsiCo, Inc. (“PepsiCo”) owned 89,511,358 shares of our common stock, consisting of 89,411,358 shares of common stock and 100,000 shares of Class B common stock. All shares of Class B common stock that have been authorized have been issued to PepsiCo. At September 9, 2006, PepsiCo owned approximately 37.8% of our outstanding common stock and 100% of our outstanding Class B common stock, together representing 43.8% of the voting power of all classes of our voting stock. In addition, PepsiCo owns approximately 6.7% of the equity of Bottling LLC. We fully consolidate the results of Bottling LLC and present PepsiCo’s share as minority interest in our Condensed Consolidated Financial Statements.
Note 2 — Seasonality of Business
     The results for the third quarter are not necessarily indicative of the results that may be expected for the full year because of business seasonality. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality. From a cash flow perspective, the majority of our cash flow from operations is generated in the third and fourth quarters.
Note 3 — New Accounting Standards
FASB Interpretation No. 48
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 becomes effective beginning with our first quarter 2007 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 157
     In September 2006, the FASB issued FASB Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 158
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. Effective for our fiscal year ending 2006, we will be required to fully recognize the assets and obligations associated with our defined benefit plans. Effective for fiscal year ending 2008, we will be required to measure a plan’s assets and liabilities as of the end of the fiscal year instead of our current measurement date of September 30. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

Note 4 — Earnings per Share
     The following tables reconcile the shares outstanding and net earnings used in the computations of both basic and diluted earnings per share:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Average number of shares outstanding during period on which basic earnings per share is based	235	243	236	245
Add — Incremental shares under stock compensation plans	7	7	6	7

Number of shares on which diluted earnings per share is based	242	250	242	252

Net earnings applicable to common shareholders	$207	$205	$389	$392

Net earnings on which diluted earnings per share is based	$207	$205	$389	$392

Basic earnings per share	$0.88	$0.84	$1.65	$1.60

Diluted earnings per share	$0.86	$0.82	$1.61	$1.55
     Diluted earnings per share reflect the potential dilution that could occur if the stock options or other equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income.
     The following shares are not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the Company’s common shares during the related periods and the effect of including the options in the computation would be antidilutive:
•	For the 12 weeks ended September 9, 2006 and September 3, 2005, options to purchase 0.2 million shares and 6.4 million shares, respectively.

•	For the 36 weeks ended September 9, 2006 and September 3, 2005, options to purchase 2.1 million shares and 11.5 million shares, respectively.
Note 5 — Share-Based Compensation
Accounting for Share-Based Compensation
     Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. Prior to the adoption of SFAS 123R, the Company utilized the intrinsic-value based method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic-value based method of accounting, compensation expense for stock options granted to the Company’s employees was measured as the excess of the quoted market price of common stock at the grant date over the amount the employee must pay for the stock. The Company’s policy is to grant stock options at fair value on the date of grant and as a result no compensation expense was historically recognized for stock options.

     The Company adopted SFAS 123R in the first quarter of 2006 using the modified prospective approach. Under this transition method, the measurement and our method of amortization of costs for share-based payments granted prior to, but not vested as of January 1, 2006, would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our SFAS 123 pro forma disclosure. Results for prior periods have not been restated as provided for under the modified prospective approach. For equity awards granted after the date of adoption, we amortize share-based compensation expense on a straight-line basis over the vesting term.
     Compensation expense is recognized only for share-based payments expected to vest. We estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on the Company’s historical experience and future expectations. Prior to the adoption of SFAS 123R, the effect of forfeitures on the pro forma expense amounts was recognized based on estimated forfeitures.
     The adoption of SFAS 123R reduced our basic and diluted earnings per share by $0.04 for the 12 weeks ended September 9, 2006. The adoption of SFAS 123R reduced our basic earnings per share by $0.13 and diluted earnings per share by $0.12 for the 36 weeks ended September 9, 2006. Total share-based compensation expense recognized in selling, delivery and administrative expenses in the Condensed Consolidated Statement of Operations for the 12 weeks ended September 9, 2006 was $14 million, which is before an income tax benefit of $4 million and minority interest of $1 million, resulting in a decrease to net income of $9 million. Total share-based compensation expense recognized in selling, delivery and administrative expenses in the Condensed Consolidated Statement of Operations for the 36 weeks ended September 9, 2006 was $46 million, which is before an income tax benefit of $13 million and minority interest of $3 million, resulting in a decrease to net income of $30 million.
     The following table shows the effect on net income and earnings per share for the 12 weeks and 36 weeks ended September 3, 2005 had compensation expense been recognized based upon the estimated fair value on the grant date of awards, in accordance with SFAS 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”:

	12 Weeks Ended	36 Weeks Ended
	September	September
	3, 2005	3, 2005
Net income:
As reported	$205	$392
Add: Total share-based employee compensation included in reported net income, net of taxes and minority interest	—	1
Less: Total share-based employee compensation determined under fair-value based method for all awards, net of taxes and minority interest	(11)	(32)

Pro forma	$194	$361

Earnings per share:
Basic — as reported	$0.84	$1.60
Basic — pro forma	$0.80	$1.47

Diluted — as reported	$0.82	$1.55
Diluted — pro forma	$0.77	$1.42

Share-Based Long-Term Incentive Compensation Plans
     Prior to 2006, we granted non-qualified stock options to certain employees, including middle and senior management under our share-based long-term incentive compensation plans (“incentive plans”). Additionally, we granted restricted stock and restricted stock units to certain senior executives. Non-employee members of our Board (“Directors”) participate in a separate incentive plan and receive non-qualified stock options, shares of common stock or restricted stock.
     Beginning in 2006, we have granted a mix of stock options and restricted stock units to middle and senior management employees and Directors under our incentive plans.
     Shares available for future issuance to employees and Directors under existing plans were 11.4 million at September 9, 2006.
     The fair value of PBG stock options was estimated at the date of grant using the Black-Scholes-Merton option-valuation model. The table below outlines the weighted average assumptions for options granted during the 12 and 36 weeks ended September 9, 2006 and September 3, 2005:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Risk-free interest rate	5.0%	4.0%	4.7%	4.1%
Expected term (in years)	5.7	5.8	5.7	5.8
Expected volatility	27%	28%	27%	28%
Expected dividend yield	1.5%	1.1%	1.5%	1.1%

Estimated fair value per option granted	$10.22	$8.59	$8.75	$8.67
     The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of the Company’s stock and the implied volatility of its traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
     We receive a tax deduction for certain stock option exercises when the options are exercised, generally for the excess of the stock price when the options are exercised over the exercise price of the options. Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the Condensed Consolidated Statements of Cash Flows. SFAS 123R requires the benefits of tax deductions in excess of the grant-date fair value for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. For the 36 weeks ended September 9, 2006, we recognized $32 million in tax benefits from the exercise of equity awards, of which $17 million was recorded as excess tax benefits in the Condensed Consolidated Statements of Cash Flows, resulting in a decrease of cash from operations and an increase in cash from financing of $17 million.
     As of September 9, 2006, there was approximately $100 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Stock Options
     Stock options expire after 10 years and prior to the 2006 grant year, stock options granted to employees were generally exercisable 25 percent after each of the first two years, and the remainder after three years. Beginning in 2006, new stock options granted to employees generally will vest ratably over three years. Stock options granted to Directors are typically fully vested on the grant date.
     The following table summarizes option activity during the 36 weeks ended September 9, 2006:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price per	Term	Intrinsic
Options	(in millions)	Share	(years)	Value
Outstanding at January 1, 2006	38.1	$22.54
Granted	3.6	$29.68
Exercised	(7.5)	$19.09
Forfeited or expired	(0.6)	$27.57

Outstanding at September 9, 2006	33.6	$24.00	6.5	$338

Exercisable at September 9, 2006	20.9	$21.21	5.4	$268
     The aggregate intrinsic value in the table above is before income taxes, based on the Company’s closing stock price of $34.05 as of the last business day of the period ended September 9, 2006.
     During the 12 and 36 weeks ended September 9, 2006, the total intrinsic value of stock options exercised was $47 million and $100 million, respectively.
Restricted Stock and Restricted Stock Units
     Restricted stock and restricted stock units granted to employees have vesting periods that range from two to five years. In addition, restricted stock unit awards to certain senior executives contain vesting provisions that are contingent upon the achievement of pre-established performance targets. The initial restricted stock award to Directors remains restricted while the individual serves on the Board. The annual grants to Directors vest immediately, but may be deferred. All restricted stock and restricted stock unit awards are settled in shares of PBG common stock.
     The following table summarizes restricted stock and restricted stock unit activity during the 36 weeks ended September 9, 2006:

Restricted Stocks and	Shares	Weighted Average
Restricted Stock Units	(in millions)	Grant-Date Fair Value
Nonvested at January 1, 2006	0.9	$26.00
Granted	1.2	$29.53
Vested	(0.1)	$26.22
Forfeited	(0.3)	$23.97

Nonvested at September 9, 2006	1.7	$29.03
     The total fair value of shares vested during the 12 and 36 weeks ended September 9, 2006 was approximately $0.1 million and $2 million, respectively. The weighted average fair value of restricted stock units granted for the 12 weeks ended September 9, 2006 was $32.78.

Note 6 — Accounts Receivable

	September	December
	9, 2006	31, 2005
Trade accounts receivable	$1,540	$1,018
Allowance for doubtful accounts	(56)	(51)
Accounts receivable from PepsiCo	200	143
Other receivables	52	76

	$1,736	$1,186

Note 7 — Inventories

	September	December
	9, 2006	31, 2005
Raw materials and supplies	$261	$173
Finished goods	377	285

	$638	$458

Note 8 — Property, Plant and Equipment, net

	September	December
	9, 2006	31, 2005
Land	$288	$277
Buildings and improvements	1,383	1,299
Manufacturing and distribution equipment	3,594	3,425
Marketing equipment	2,426	2,334
Other	214	177

	7,905	7,512
Accumulated depreciation	(4,158)	(3,863)

	$3,747	$3,649

Note 9 — Other Intangible Assets, net and Goodwill

	September	December
	9, 2006	31, 2005
Intangibles subject to amortization:
Gross carrying amount:
Customer relationships and lists	$51	$53
Franchise/distribution rights	45	46
Other identified intangibles	32	39

	128	138

Accumulated amortization:
Customer relationships and lists	(10)	(9)
Franchise/distribution rights	(26)	(22)
Other identified intangibles	(14)	(18)

	(50)	(49)

Intangibles subject to amortization, net	78	89

Intangibles not subject to amortization:
Carrying amount:
Franchise rights	3,105	3,093
Distribution rights	294	302
Trademarks	213	218
Other identified intangibles	114	112

Intangibles not subject to amortization	3,726	3,725

Total other intangible assets, net	$3,804	$3,814

     For intangible assets subject to amortization, we calculate amortization expense over the period we expect to receive economic benefit. For the 12 weeks ended September 9, 2006 and September 3, 2005 total amortization expense was $3 million and $3 million, respectively. For the 36 weeks ended September 9, 2006 and September 3, 2005 total amortization expense was $9 million and $10 million, respectively. The weighted-average amortization period for each category of intangible assets and its estimated aggregate amortization expense expected to be recognized over the next five years are as follows:

		Estimated Aggregate Amortization Expense to be Incurred
	Weighted-
	Average
	Amortization	Balance of	Fiscal Year Ending
	Period	2006	2007	2008	2009	2010
Customer relationships and lists	18 years	$1	$3	$3	$3	$3

Franchise/distribution rights	7 years	$1	$3	$2	$2	$2

Other identified intangibles	8 years	$1	$4	$3	$2	$1

     The changes in the carrying value of goodwill by reportable segment for the 36 weeks ended September 9, 2006 are as follows:

	U.S. &
	Canada	Europe	Mexico	Total
Balance at December 31, 2005	$1,240	$16	$260	$1,516
Purchase price allocations relating to recent acquisitions	—	—	27	27
Impact of foreign currency translation	13	—	(9)	4

Balance at September 9, 2006	$1,253	$16	$278	$1,547

     During the third quarter, the Company completed the acquisition of Bebidas Purificadas, S.A. de C.V. (Bepusa), a bottler in the northwestern region of Mexico. The acquisition did not have a material impact on our Condensed Consolidated Financial Statements.
Note 10 — Accounts Payable and Other Current Liabilities

	September	December
	9, 2006	31, 2005
Accounts payable	$578	$501
Trade incentives	199	185
Accrued compensation and benefits	227	211
Accounts payable to PepsiCo	272	176
Other current liabilities	672	510

	$1,948	$1,583

Note 11 — Long-Term Debt
     On March 30, 2006, Bottling LLC issued $800 million of 5.50% senior notes due 2016 (the “Notes”). Bottling LLC distributed $356 million of the net proceeds to PBG to repay our outstanding commercial paper balance. The balance of Bottling LLC’s proceeds was used to repay its outstanding 2.45% senior notes in October of 2006.
     The Notes are general unsecured obligations and rank on an equal basis with all of Bottling LLC’s other existing and future unsecured indebtedness and are senior to all of Bottling LLC’s future subordinated indebtedness. The Notes contain covenants that are similar to those contained under existing senior notes. We are in compliance with all debt covenants.
Note 12 — Pension and Postretirement Medical Benefit Plans
     Pension Benefits
     Our U.S. employees participate in noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than the minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit plans for our operations outside the U.S. was not significant and is not included in the tables presented below.
     Nearly all of our U.S. employees are also eligible to participate in our 401(k) savings plans, which are voluntary defined contribution plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. If a participant has one or more but less than 10 years of eligible service, our match will equal $0.50 for each dollar the participant elects to defer up to 4 percent of the participant’s pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to 4 percent of the participant’s pay.

     Components of our U.S. pension expense for the 12 and 36 weeks ended September 9, 2006 and September 3, 2005 are as follows:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Service cost	$12	$11	$36	$32
Interest cost	19	17	57	52
Expected return on plan assets	(21)	(21)	(65)	(63)
Amortization of prior service cost	2	2	6	5
Amortization of net loss	9	7	27	21

Net pension expense for the defined benefit plans	21	16	61	47

Defined contribution plans expense	5	4	15	13

Total U.S. pension expense recognized in the Condensed Consolidated Statements of Operations	$26	$20	$76	$60

     There were no contributions made to our U.S. pension plans for the 36 weeks ended September 9, 2006.
     Postretirement Medical Benefits
     Our postretirement medical plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.
     Components of our U.S. postretirement benefits expense for the 12 and 36 weeks ended September 9, 2006 and September 3, 2005 are as follows:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Service cost	$1	$1	$3	$2
Interest cost	5	5	14	15
Amortization of net loss	1	1	4	5

U.S. postretirement benefits expense recognized in the Condensed Consolidated Statements of Operations	$7	$7	$21	$22

Note 13 — Segment Information
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages and all of our segments derive revenue from these products. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. Beginning with the fiscal quarter ended March 25, 2006, PBG changed its financial reporting methodology to three reportable segments — U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operating segments of the U.S. and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. We evaluate the performance of these segments based on operating income or loss. Operating income or loss is exclusive of net interest expense, minority interest, foreign exchange gains and losses and income taxes.

Net Revenues	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
U.S. & Canada	$2,559	$2,397	$7,017	$6,453
Europe	554	487	1,088	988
Mexico	347	330	860	782

Worldwide net revenues	$3,460	$3,214	$8,965	$8,223

Operating Income	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
U.S. & Canada	$281	$311	$697	$728
Europe	71	53	61	45
Mexico	31	29	61	43

Worldwide operating income	383	393	819	816
Interest expense, net	62	56	186	169
Other non-operating expenses (income), net	1	(1)	11	—
Minority interest	24	24	48	47

Income before income taxes	$296	$314	$574	$600

     For the 12 and 36 weeks ended September 9, 2006, operating income includes the impact of adopting SFAS 123R. The comparable periods in 2005 have not been restated as described in Note 5.

Total Assets
	September	December
	9, 2006	31, 2005
U.S. & Canada	$9,855	$8,869
Europe	1,114	894
Mexico	1,773	1,761

Worldwide total assets	$12,742	$11,524

Note 14 — Comprehensive Income

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9,2006	3, 2005
Net income	$207	$205	$389	$392
Net currency translation adjustment	53	45	32	42
Cash flow hedge adjustment(a)(b)	—	(4)	6	(6)

Comprehensive income	$260	$246	$427	$428

(a)	Net of minority interest and taxes of $(1) million and $(3) million for the 12 weeks ended September 9, 2006 and September 3, 2005, respectively.

(b)	Net of minority interest and taxes of $4 million and $(4) million for the 36 weeks ended September 9, 2006 and September 3, 2005, respectively.

Note 15 — Contingencies
     We are subject to various claims and contingencies related to lawsuits, taxes and environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.

Item 2. Management’s Financial Review
Tabular dollars in millions, except per share data
OVERVIEW
     The Pepsi Bottling Group, Inc. (“PBG” or the “Company”) is the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the United States, Mexico, Canada and Europe, which consists of operations in Spain, Greece, Russia and Turkey. When used in these Condensed Consolidated Financial Statements, “PBG,” “we,” “our” and “us” each refers to The Pepsi Bottling Group, Inc. and, where appropriate, to Bottling Group, LLC (“Bottling LLC”), our principal operating subsidiary.
     PBG operates in one industry, carbonated soft drinks and other ready-to-drink beverages and all of our segments derive revenue from these products. Historically the Company has operated and reported under one reportable segment and, where material to PBG’s overall results, provided both performance results and expected trends for volume, net revenues, cost of sales, selling, delivery and administrative expenses and operating income for each of PBG’s geographic territories (U.S., Canada, Europe and Mexico) and components thereof.
     Beginning with the fiscal quarter ended March 25, 2006, PBG changed its financial reporting methodology to three reportable segments — U.S. & Canada, Europe and Mexico. Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. See Note 13 of our Condensed Consolidated Financial Statements for further discussion on our segments.
     Management’s Financial Review should be read in conjunction with the accompanying unaudited financial statements and our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which include additional information about our accounting policies, practices and the transactions that underlie our financial results.
CRITICAL ACCOUNTING POLICIES
     The preparation of our consolidated financial statements in conformity with U.S. GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
     As discussed in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, management considers the Company’s policies on Allowance for Doubtful Accounts, Recoverability of Goodwill and Intangible Assets with Indefinite Lives, Pension and Postretirement Medical Benefit Plans, Casualty Insurance Costs and Income Taxes to be the most important to the portrayal of PBG’s financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment.
     Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). With the adoption of SFAS 123R, PBG has added “Share-Based Compensation” as a critical accounting policy.

Share-Based Compensation
     Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. The compensation expense is recognized only for share-based payments expected to vest and we estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on the Company’s historical experience and future expectations.
     The Company uses the Black-Scholes-Merton option-valuation model to value stock options, which requires the input of stock price and subjective assumptions. These assumptions include the length of time employees will retain their vested stock options before exercising them (“expected term”), the estimated volatility of the Company’s stock price, risk-free interest rate and the expected dividend yield. The expected term of the options is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The expected term determines the period for which the risk-free interest rate and volatility must be applied. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected term. Expected stock price volatility is based on a combination of historical volatility of the Company’s stock price and the implied volatility of its traded options. Dividend yield is management’s long-term estimate of annual dividends to be paid as a percentage of share price.
     For 2006, the impact of adopting SFAS 123R is expected to reduce our operating income by approximately $70 million and our diluted earnings per share by $0.18. Future changes in the subjective assumptions used in the Black-Scholes-Merton option-valuation model or estimates associated with forfeitures could materially affect the share-based compensation expense and consequently, the related amounts recognized in the Condensed Consolidated Statement of Operations. See Note 5 of our Condensed Consolidated Financial Statements for further discussion on our share-based compensation.
Financial Performance Results

	12 Weeks Ended			36 Weeks Ended
	September	September	%	September	September	%
	9, 2006	3, 2005	Change	9, 2006	3, 2005	Change
Net revenues	$3,460	$3,214	8%	$8,965	$8,223	9%

Gross profit	1,609	1,519	6%	4,195	3,917	7%

Operating income	383	393	(3)%	819	816	0%

Net income	207	205	1%	389	392	(1)%

Diluted earnings per share[1]	$0.86	$0.82	5%	$1.61	$1.55	3%

[1]	— Percentage change for diluted earnings per share is calculated by using earnings per share data that is expanded to the fourth decimal place.

Items Affecting Comparability of Our Financial Results

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Operating income
Impact of SFAS 123R	$(14)		$(46)
Net gain from HFCS litigation settlement		$16		$16

Diluted earnings per share
Impact of SFAS 123R	$(0.04)		$(0.12)
Net gain from HFCS litigation settlement		$0.04		$0.04
Tax law changes	$0.05		$0.05
SFAS 123R
     Effective January 1, 2006, the Company adopted SFAS 123R Share-Based Payment, which requires that all stock-based payments be expensed based on the fair value of the awards at the time of grant. Prior to 2006, in accordance with existing accounting guidelines, the Company was not required to recognize this expense.
High Fructose Corn Syrup (“HFCS”) Litigation Settlement
     During the third quarter of 2005, the Company recorded a gain, net of strategic spending initiatives, related to the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup. As a result of the HFCS settlement, the Company decided to accelerate the implementation of strategic spending initiatives into 2005. Please see our Form 10-Q for the quarterly period ended September 3, 2005 for further details.
Tax Law Changes
     During the third quarter of 2006, tax law changes were enacted in Canada, Turkey, and in various U.S. jurisdictions resulting in a net decrease in income tax expense of $12 million. Please see our Income Tax Expense discussion in the Financial Performance section below for further details.
Financial Performance Discussion
     For the third quarter of 2006, diluted earnings per share increased five percent and net income increased one percent when compared with the similar period in the prior year. These results include a pre-tax charge of $14 million or $0.04 of diluted earnings per share due to the adoption of SFAS 123R at the beginning of 2006 and a net gain of $12 million or $0.05 of diluted earnings per share related to income tax law changes enacted in Canada, Turkey and in various U.S. jurisdictions. In addition, our growth in net income and diluted earnings per share were negatively impacted by the net pre-tax gain of $16 million or $0.04 of diluted earnings per share from the HFCS litigation settlement which is reflected in our prior year results.
     For the third quarter, worldwide operating income decreased three percent, which includes the four-percentage point negative impact from the Company’s adoption of SFAS 123R in 2006 and reflects the lapping of the four-percentage point net gain from the HFCS litigation settlement recorded in 2005. Excluding these items, operating results for the third quarter were strong and were primarily driven by increases in net revenue per case in each of our segments, coupled with solid volume trends across all segments. On a worldwide basis, revenues increased eight percent in the quarter versus the prior year, which helped contribute to a six percent increase in worldwide gross profit. Our strong revenue performance was partially offset by cost of sales increases, driven primarily by higher raw material costs, and increased operating expenses.

     Acquisitions in the U.S. & Mexico added approximately one-percentage point of growth to our volume and revenue in the quarter. The impact of foreign currency translation contributed less than one-percentage point of growth to each line item above operating income.
     Worldwide volume increased four percent in the third quarter of 2006 versus the prior year reflecting strong growth in our U.S. & Canada and Europe segments. In Mexico, volume excluding the impact of acquisitions decreased one percent in the quarter. This decrease was due to declines in carbonated soft drinks (CSDs) and in our bottled water and jug water business, which were partially offset by growth in our non-carbonated portfolio. In the U.S. & Canada, volume excluding the impact of acquisitions increased two percent, primarily due to double-digit growth in our non-carbonated portfolio. In Europe, volume grew eight percent as a result of double-digit growth in Russia and Turkey.
     Worldwide gross profit per case increased two percent in the quarter versus the prior year, driven primarily by net revenue per case growth of four percent and partially offset by a five percent increase in our cost of sales per case. Each of our segments delivered net revenue per case improvement, reflecting the Company’s strong focus on revenue management. In the U.S., net revenue per case increased three percent due to favorable rate improvements. Worldwide cost of sales per case increases were driven primarily by increases in raw material costs, coupled with package mix shifts due to stronger volume growth in higher priced non-carbonated products.
     Worldwide selling, delivery and administrative (“SD&A”) expenses increased nine percent in the quarter versus the prior year, including one and one half-percentage point increase for each of the adoption of SFAS 123R and the lapping of the $16 million net pre-tax gain from the HFCS litigation settlement which was included in our SD&A expenses in the prior year. In addition to these impacts, increases in the Company’s SD&A expenses were driven primarily by wage and benefit increases and strong volume growth, coupled with rising fuel and pension costs and planned investment spending in high growth European markets.
Full-Year 2006 Outlook
     In 2006, our fiscal year consists of 52 weeks, while fiscal year 2005 consisted of 53 weeks. Our U.S. and Canadian operations report on a fiscal year that consists of 52 weeks, ending on the last Saturday in December. Every five or six years a 53rd week is added. Our other countries report on a calendar-year basis. In order to provide comparable guidance for 2006, we have identified the impact that the 53rd week in 2005 has on our growth rates in the footnotes to the tables below. Constant territory calculations assume a 52-week year and all significant acquisitions made in the prior year were made at the beginning of that year. These calculations exclude all significant acquisitions made in the current year.
     Additionally, as discussed in Note 5 in the Notes to the Condensed Consolidated Financial Statements, the Company adopted SFAS 123R in the first quarter of 2006. SFAS 123R requires that all stock-based payments be expensed based on the fair value of the awards. In accordance with existing accounting guidelines, the Company did not recognize compensation expense for stock options during fiscal year 2005.

     Our full-year 2006 volume and operating results expectations are presented in the tables below:

Forecasted 2006 versus
2005 growth
Worldwide Volume(1)	~ 3%
U.S. Volume(1)	~ 2%
Worldwide revenue(2)	7% to 8%
Worldwide net revenue per case	3% to 4%
Worldwide cost of sales per case	~ 5%
SD&A	6% to 7%
Operating Income(3)	(1)% to 1%

Full-Year Forecasted
2006 Results
Diluted Earnings Per Share(3) (4)	$1.90 to $1.93

(1)	The additional week of volume as a result of the 53rd week in 2005 reduced our worldwide and U.S. volume growth in 2006 by approximately one-percentage point. On a constant territory basis, worldwide volume and U.S. volume are expected to grow about four percent and about three percent, respectively.

(2)	The additional week of revenue as a result of the 53rd week in 2005 reduced our worldwide revenue growth by approximately one-percentage point.

(3)	The impact of adopting SFAS 123R in 2006 is expected to result in a seven-percentage point reduction in our operating income or approximately $0.18 of diluted earnings per share.

(4)	The impact of income tax law changes in 2006 will result in $0.05 of diluted earnings per share.
     From a cash flow perspective, we expect net cash provided by operations to be over $1.2 billion and we plan to spend approximately $735 million in capital investments.
Third Quarter 2006 Results
Volume

	12 Weeks Ended				36 Weeks Ended
	September 9, 2006 vs.				September 9, 2006 vs.
	September 3, 2005				September 3, 2005
	World-	U.S. &			World-	U.S. &
	wide	Canada	Europe	Mexico	wide	Canada	Europe	Mexico
Base volume	3%	2%	8%	(1)%	4%	4%	7%	2%
Acquisitions	1%	1%	0%	4%	1%	1%	0%	1%

Total Volume change	4%	3%	8%	3%	5%	5%	7%	3%

     Our reported worldwide physical case volume increased four percent in the third quarter and five percent in the first 36 weeks of 2006, when compared with similar periods of 2005. The increase in volume for both the quarter and on a year-to-date basis was driven by strong growth in our U.S. & Canada and Europe segments, coupled with the impact from acquisitions in the U.S. and Mexico.
     In our U.S. & Canada segment, volume increases, in both the quarter and on a year-to-date basis, were primarily driven by strong non-carbonated beverage sales.
     Excluding the impact of acquisitions, volume in the U.S. increased two percent in the third quarter and four percent on a year-to-date basis versus similar periods in 2005. This growth reflects volume increases in our take-home channel of two percent and five percent for the quarter and year-to-date period, respectively. Volume growth in this channel was primarily driven by double-digit increases in Club and Dollar stores as well as mass retailers and drug stores. In our cold drink channel, volume was about flat for the quarter driven by slowing trends in select areas of our foodservice business. On a year-to-date basis, cold drink volume increased three percent, as a result of strong results in the convenience and gas channel and in the foodservice channel during the first half of the year.
     From a brand perspective, strong growth in the U.S. for the quarter and year-to-date period versus the prior year was driven by double-digit growth in our non-carbonated portfolio, including trademark Aquafina, Lipton Iced Tea and our energy drinks. The introduction of new flavors in our Lipton brand, SoBe Lifewater and Aquafina Sparkling contributed to the increase in the third quarter. Our CSD portfolio in the U.S. had slight declines during the quarter and in the first 36 weeks of 2006, versus similar periods in 2005, driven primarily by declines in trademark Pepsi. Our flavored CSD portfolio decreased slightly during the quarter as a result of declines in Tropicana Twister. On a year-to-date basis, our flavored CSD portfolio increased slightly as a result of growth in trademark Mountain Dew during the first half of the year.
     In Canada, overall volume increased three and two percent for the quarter and year-to-date period, respectively, versus the prior year, reflecting strong growth in the take-home channel. From a brand perspective, growth in the quarter and year-to-date period was driven largely by double-digit growth in our non-carbonated portfolio, including trademark Aquafina, and partially offset by softness in our CSD portfolio.
     In Europe, overall volume grew eight percent for the quarter and seven percent for the year-to-date period versus the prior year, driven primarily by double-digit increases in Russia and Turkey. Solid growth in our non-carbonated portfolio, trademark Pepsi and local brands helped drive overall volume growth in these countries.
     In Mexico, excluding the impact of acquisitions, volume decreased one percent during the quarter versus the prior year, driven primarily by declines in CSDs of approximately one percent and declines of two percent in our bottled water business and four percent in our jug water business. These declines were partially offset by growth in our non-carbonated portfolio. On a year-to-date basis, excluding the impact of acquisitions, volume increased two percent, driven primarily by increases in our bottled water business in the first half of the year and growth in our non-carbonated portfolio, which was introduced in 2005.

Net Revenues

	12 Weeks Ended				36 Weeks Ended
	September 9, 2006 vs.				September 9, 2006 vs.
	September 3, 2005				September 3, 2005
	Worldwide	U.S. & Canada	Europe	Mexico	Worldwide	U.S. & Canada	Europe	Mexico
Volume impact	3%	2%	8%	(1)%	4%	4%	7%	2%

Net price per case impact (rate/mix)	4%	3%	5%	5%	4%	3%	4%	6%

Acquisitions	1%	1%	0%	4%	1%	1%	0%	2%

Currency translation	0%	1%	1%	(3)%	0%	1%	(1)%	0%

Total Net Revenues change	8%	7%	14%	5%	9%	9%	10%	10%

     Worldwide net revenues were $3.5 billion for the third quarter and $9.0 billion on a year-to-date basis, increasing eight and nine percent, respectively over similar periods in 2005. The increases in worldwide net revenues for the quarter and on a year-to-date basis were driven primarily by increases in net price per case and strong volume growth. In the third quarter, our U.S. & Canada segment generated approximately 74 percent of our worldwide revenues. Our Europe segment generated 16 percent of our revenues and Mexico generated the remaining 10 percent. On a year-to-date basis, approximately 78 percent of our revenues were generated in our U.S. & Canada segment, 12 percent was generated by Europe and the remaining 10 percent was generated by Mexico.
     In the U.S. & Canada, net revenues increased seven percent in the third quarter and nine percent for the first 36 weeks of 2006, when compared with similar periods in 2005. The increases for the quarter and year-to-date period were driven primarily by volume growth and increases in net price per case, mostly due to rate improvements. In the U.S., net price per case improved three percent for both the third quarter and year-to-date period.
     In Europe, net revenue increased 14 percent for the third quarter and 10 percent for the first 36 weeks of 2006 versus the prior year, driven primarily by strong volume growth in Russia and Turkey and increases in net price per case.
     Net revenues in Mexico grew five percent in the third quarter and 10 percent for the first 36 weeks of 2006 versus the prior year, driven primarily by net price per case increases and the impact of acquisitions, coupled with volume growth on a year-to-date basis. Increases in net price per case were driven mostly by rate increases, implemented in the latter part of 2005, coupled with a favorable mix shift to higher priced products.

Cost of Sales

	12 Weeks Ended	36 Weeks Ended
	September 9, 2006 vs.	September 9, 2006 vs.
	September 3, 2005	September 3, 2005
	Worldwide	Worldwide
Volume impact	3%	4%

Cost per case impact	5%	5%

Acquisitions	1%	1%

Currency translation	0%	1%

Total Cost of Sales change	9%	11%

     Worldwide cost of sales was $1.9 billion in the third quarter of 2006 and $4.8 billion for the first 36 weeks of 2006, increasing nine percent and 11 percent, respectively, over similar periods in 2005. The growth in cost of sales for the quarter and on a year-to-date basis was driven primarily by cost per case increases and volume growth. Worldwide cost per case increases were driven primarily by increases in raw material costs and package mix shifts. Mix changes in package were driven by volume growth in higher priced non-carbonated products.
     In our U.S. & Canada segment, cost of sales increases were consistent with our worldwide trends, increasing nine percent in the third quarter of 2006 and 11 percent for the first 36 weeks of 2006, when compared to similar periods in the prior year. These increases were driven primarily by increases in cost per case, coupled with volume growth and a one-percentage point impact from acquisitions. The increases in cost per case resulted from rate increases in packaging and ingredients, coupled with the impact of mix shifts to higher priced non-carbonated products.
     In Europe, cost of sales grew in line with our worldwide cost of sales in the third quarter and on a year-to-date basis, when compared to the prior year. This increase was primarily driven by strong volume growth, coupled with cost per case increases in the low single digits.
     In Mexico, cost of sales increased in the mid to high single digits in the third quarter and on a year-to-date basis, when compared to the prior year, driven predominantly by cost per case increases, coupled with the impact of acquisitions. The increases in cost per case were primarily driven by higher manufacturing overhead costs and negative mix shifts as a result of softer volume in our jug water and bottled water business.

Selling, Delivery and Administrative Expenses

	12 Weeks Ended	36 Weeks Ended
	September 9, 2006 vs.	September 9, 2006 vs.
	September 3, 2005	September 3, 2005
	Worldwide	Worldwide
Cost impact	5%	5%

Adoption of SFAS 123R [1]	1%	2%

HFCS Settlement in 2005 [1]	2%	1%

Acquisitions	1%	1%

Currency translation	0%	0%

Total SD&A change	9%	9%

[1]-	Each of these items was approximately 1.5% in the third quarter. For third quarter presentation purposes the adoption of SFAS 123R was rounded to 1% and the impact from the lapping of the HFCS settlement was rounded to 2%.
     Worldwide SD&A expenses were $1.2 billion in the third quarter and $3.4 billion for the first 36 weeks of 2006, a nine percent increase over similar periods in 2005. Increases in worldwide SD&A expenses were driven primarily by strong volume growth which impacted the variable components of our SD&A expenses, higher wage and benefit costs, increased fuel and pension costs and planned investment spending in high growth European markets. These increases were coupled with the impact of SFAS 123R in 2006 and the lapping of the net pre-tax gain of $16 million from the HFCS litigation settlement which reduced our SD&A in 2005.
Operating Income
     Worldwide operating income was $383 million in the third quarter, a three percent decrease over 2005. On a year-to-date basis, worldwide operating income was $819 million, a less than one percent increase over 2005. The decline in operating income for the quarter and the flat performance for the year-to-date period was primarily driven by the Company’s adoption of SFAS 123R in 2006 and the lapping of the net gain from the HFCS litigation settlement recorded in the prior year.
     The impact of adopting SFAS 123R reduced our operating income by four percentage points in the third quarter and six percentage points for the 36 weeks ended 2006. The lapping of the net gain from the HFCS litigation settlement, which was recorded as a reduction to SD&A in 2005, reduced our operating income growth by four percentage points in the third quarter and two percentage points in the year-to-date period. Excluding these items, operating results for the third quarter and year-to-date period were strong and reflected increases in net revenue per case in each of our segments, coupled with solid volume trends across all segments, and partially offset by higher raw material costs and increased operating expenses.
Interest Expense, net
     Net interest expense increased $6 million in the third quarter and $17 million on a year-to-date basis, versus the prior year, largely due to higher effective interest rates from interest rate swaps, which convert our fixed-rate debt to variable-rate debt.

Other Non-operating Expenses, net
     Other non-operating expenses increased $2 million in the third quarter and $11 million on a year-to-date basis, versus the prior year, primarily driven by foreign exchange losses associated with the devaluation of the Turkish lira. This devaluation caused transactional losses due to the revaluation of our U.S. dollar denominated liabilities in Turkey, which were repaid in June of 2006.
Income Tax Expense
     Our effective tax rate for the 36 weeks ended 2006 and 2005 was 32.2 percent and 34.8 percent, respectively. The decrease in our effective tax rate versus the prior year is due primarily to the reversal of previously established valuation allowances on tax assets driven by improved profitability trends in certain European jurisdictions. During the third quarter, changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S. were enacted. These law changes enabled us to re-measure our net deferred tax liabilities using lower tax rates which decreased our income tax expense by $12 million in the quarter.
     The IRS audit of our 1999 and 2000 tax returns concluded at the end of 2005. However, pursuant to an agreement with the IRS, we extended the statute of limitations on assessment and our 1999 and 2000 tax years remain open through December 30, 2006. We do not expect any further extension of the statute of limitations beyond December 30, 2006. We are currently evaluating the impact of the close of the 1999 and 2000 IRS audit and expiration of this statute of limitations on our Consolidated Financial Statements.
Liquidity and Financial Condition
Cash Flows
     Through the third quarter of 2006, PBG generated $705 million of net cash provided by operations, which was $65 million lower than the cash generated in the comparable period in 2005. The decrease was driven by timing of collections on accounts receivable and higher growth in inventories as a result of timing of purchases of certain raw materials, partially offset by our solid operating results and the timing of pension contributions.
     Through the third quarter of 2006, cash used for investments was $544 million, which is $75 million higher than the cash used for investments in the comparable period in 2005. The increase in cash used for investments reflects higher capital spending due to investments in water production lines and payment for the Bepusa acquisition in Mexico.
     Through the third quarter of 2006, we generated $201 million from financing activities as compared with a use of $338 million in the comparable period of 2005. This increase in cash from financing activities is driven primarily by higher net proceeds from debt issuances, higher proceeds from stock option exercises and lower purchases of treasury stock, partially offset by repayment of our borrowings and higher dividend payments.
     For the full year 2006, we expect cash provided by operations to be greater than $1.2 billion and we plan to spend approximately $735 million in capital investments.
Liquidity and Capital Resources
     On March 30, 2006, Bottling LLC issued $800 million of 5.50% senior notes due 2016 (the “Notes”). The net proceeds received, after deducting the underwriting discount and offering expenses, were approximately $793 million. Bottling LLC distributed $356 million of the net proceeds to PBG to repay our outstanding commercial paper balance. The balance of Bottling LLC’s proceeds was used to repay its outstanding 2.45% senior notes in October of 2006.
     The Notes are general unsecured obligations and rank on an equal basis with all of Bottling LLC’s other existing and future unsecured indebtedness and are senior to all of Bottling LLC’s future subordinated indebtedness. The Notes contain covenants that are similar to those contained under existing senior notes.
     We believe that our future cash flows from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions, dividends and working capital requirements for the foreseeable future.
     In March 2006, we entered into a $450 million committed revolving credit facility (“2006 Agreement”) which expires in March 2011 and increased our existing facility, which expires in April 2009, from $500 million to $550 million. Our $1 billion of committed credit facilities, which are guaranteed by Bottling LLC, support our $1 billion commercial paper program. Subject to certain conditions stated in the 2006 Agreement, the Company may borrow, prepay and reborrow amounts under the 2006 Agreement at any time during the term of the 2006 Agreement. Funds borrowed may be used for general corporate purposes, including supporting our commercial paper program. The 2006 Agreement also provides that standby letters of credit may be issued on behalf of the Company up to $250 million.
     The 2006 Agreement contains customary representations, warranties and events of default in addition to certain financial covenants.
     We are in compliance with all debt covenants.
     At September 9, 2006 we had no outstanding commercial paper. We had $355 million outstanding in commercial paper at December 31, 2005.
     Due to the nature of our business, we require insurance coverage for certain casualty risks. Given the rapidly increasing costs associated with obtaining third-party insurance coverage for our casualty risks in the U.S., we moved to a self-insurance program in 2002. In 2006, we are self-insured for workers’ compensation and automobile risks for occurrences up to $10 million, and product and general liability risks for occurrences up to $5 million. For losses exceeding these self-insurance thresholds, we purchase casualty insurance from a third-party provider.
     On March 23, 2006 the Company’s Board of Directors approved a 38 percent increase in the Company’s quarterly dividend, raising it from $0.08 to $0.11 per share on the outstanding common stock of the Company. The quarterly dividend of $0.11 per share is payable September 29, 2006 to PBG shareholders of record on September 8, 2006.
Contractual Obligations
     As of September 9, 2006, there have been no material changes outside the normal course of business in the contractual obligations disclosed in Item 7 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, under the caption “Contractual Obligations.”

Cautionary Statements
     Except for the historical information and discussions contained herein, statements contained in this Form 10-Q may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are:
•	changes in our relationship with PepsiCo that could have a material adverse effect on our long-term and short-term business and financial results;
•	material changes in expected levels of bottler incentive payments from PepsiCo;
•	restrictions imposed by PepsiCo on our raw material suppliers that could increase our costs;
•	material changes from expectations in the cost or availability of raw materials, ingredients or packaging materials;
•	limitations on the availability of water or obtaining water rights;
•	an inability to achieve cost savings;
•	material changes in capital investment for infrastructure and an inability to achieve the expected timing for returns on cold-drink equipment and related infrastructure expenditures;
•	decreased demand for our product resulting from changes in consumers’ preferences;
•	an inability to achieve volume growth through product and packaging initiatives;
•	impact of competitive activities on our business;
•	impact of customer consolidations on our business;
•	changes in product category consumption;
•	unfavorable weather conditions in our markets;
•	an inability to meet projections for performance in newly acquired territories;
•	loss of business from a significant customer;
•	failure or inability to comply with laws and regulations;
•	changes in laws, regulations and industry guidelines governing the manufacture and sale of food and beverages, including restrictions on the sale of carbonated soft drinks in schools;
•	litigation, other claims and negative publicity relating to the alleged unhealthy properties of soft drinks;
•	changes in laws and regulations governing the environment, transportation, employee safety, labor and government contracts;
•	changes in accounting standards and taxation requirements (including unfavorable outcomes from audits performed by various tax authorities);
•	unforeseen economic and political changes;
•	possible recalls of our products;
•	interruptions of operations due to labor disagreements;
•	changes in our debt ratings;
•	material changes in expected interest and currency exchange rates and unfavorable market performance of our pension plan assets; and
•	an inability to achieve strategic business plan targets that could result in an intangible asset impairment charge.

Item 3.
Quantitative and Qualitative Disclosures About Market Risk
     The overall risks to our international businesses include changes in foreign governmental policies and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations, which may adversely impact our business. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates. Foreign currency gains and losses reflect transaction gains and losses as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. There have been no material changes to our market risks as disclosed in Item 7 to our Annual Report on Form 10-K for the year ended December 31, 2005.
Item 4.
Controls and Procedures
     PBG’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q, such that the information relating to PBG and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to PBG’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     In addition, PBG’s management carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Chief Executive Officer and our Chief Financial Officer, of changes in PBG’s internal control over financial reporting. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 2.
Unregistered Sales of Equity Securities and Use of Proceeds
PBG Purchases of Equity Securities
     In the third quarter of 2006, we repurchased approximately 2 million shares of PBG common stock. Since the inception of our share repurchase program in October 1999, we have repurchased approximately 111 million shares of PBG common stock. Our share repurchases for the third quarter of 2006, are as follows:

			Total Number of Shares	Maximum Number of
	Total Number	Average Price	Purchased as Part of Publicly	Shares that May Yet Be
	of Shares	Paid per	Announced Plans or	Purchased Under the Plans
Period	Purchased[1]	Share[2]	Programs [3]	or Programs [3]

Period 7
06/18/06—07/15/06	991,500	$31.77	991,500	15,169,700

Period 8
07/16/06—08/12/06	600,000	$33.71	600,000	14,569,700

Period 9
08/13/06—09/09/06	570,000	$34.26	570,000	13,999,700

Total	2,161,500	$32.97	2,161,500

[1]	Shares have only been repurchased through publicly announced programs.

[2]	Average share price excludes brokerage fees.

[3]	The PBG Board has authorized the repurchase of shares of common stock on the open market and through negotiated transactions as follows:

Number of Shares
Authorized to be
Date Share Repurchase Program was Publicly Announced	Repurchased
October 14, 1999	20,000,000
July 13, 2000	10,000,000
July 11, 2001	20,000,000
May 28, 2003	25,000,000
March 25, 2004	25,000,000
March 24, 2005	25,000,000

Total shares authorized to be repurchased as of September 9, 2006	125,000,000

Unless terminated by resolution of the PBG Board, each share repurchase program expires when we have repurchased all shares authorized for repurchase thereunder.

Item 6.
Exhibits

Exhibit No.
10.1	The PBG Directors’ Stock Plan (As Amended and Restated as of July 19, 2006)

31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

32.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

32.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

99.1	Bottling Group LLC Form 10-Q for the quarterly period ended September 9, 2006, as required by the SEC as a result of Bottling Group LLC’s guarantee of up to $1,000,000,000 aggregate principal amount of our 7% Senior Notes due in 2029.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE PEPSI BOTTLING GROUP, INC.
(Registrant)

Date: October 17, 2006	/s/ Andrea L. Forster
Andrea L. Forster
Vice President and Controller

Date: October 17, 2006	/s/ Alfred H. Drewes

Alfred H. Drewes
Senior Vice President and
Chief Financial Officer

Exhibit 10.1
THE PBG DIRECTORS’ STOCK PLAN
(As Amended and Restated as of July 19, 2006)
1.	Purposes
     The principal purposes of The PBG Directors’ Stock Plan (the “Plan”) are to provide compensation to those members of the Board of Directors of The Pepsi Bottling Group, Inc. (“PBG”) who are not also employees of PBG, to assist PBG in attracting and retaining outside directors with experience and ability on a basis competitive with industry practices, and to associate more fully the interests of such directors with those of PBG’s shareholders.
2.	Effective Date
     The Plan was unanimously approved by the Board of Directors of PBG, conditional on shareholder approval, and became effective on May 23, 2001, superseding The PBG Directors’ Stock Plan of 1999. The Plan was amended on January 23, 2003. This amendment and restatement of the Plan is effective as of July 19, 2006, and it shall apply to awards made on and after that date.
3.	Administration
     The Plan shall be administered and interpreted by the Board of Directors of PBG (the “Board”). The Board shall have full power and authority to administer and interpret the Plan and to adopt such rules, regulations, guidelines and instruments for the administration of the Plan and for the conduct of its business as the Board deems necessary or advisable. The Board’s interpretations of the Plan, and all actions taken and determinations made by the Board pursuant to the powers vested in them hereunder, shall be conclusive and binding on all parties concerned, including PBG, its directors and shareholders and any employee of PBG. The costs and expenses of administering the Plan shall be borne by PBG and not charged against any award or to any award recipient.
4.	Eligibility
     Directors of PBG who are not employees of PBG (“Non-Employee Directors”) are eligible to receive awards under the Plan. Directors of PBG who are employees of PBG are not eligible to participate in the Plan, but shall be eligible to participate in other PBG benefit and compensation plans.
5.	Initial Award
     Under the Plan, each Non-Employee Director shall, on the first day of the month after commencing service as a Non-Employee Director of PBG, receive a formula grant of restricted stock (“Restricted Stock”). The number of shares of Restricted Stock to be included in each such award shall be determined by dividing $25,000 by the Fair Market Value (as defined below) of a share of PBG Common Stock on the date of grant (the “Stock Grant Date”), or if such day is not a trading day on the New York Stock Exchange (“NYSE”), on the immediately preceding trading day. The number of shares so determined shall be rounded to the nearest number of whole shares. If the recipient of the Restricted Stock continuously remains a director of PBG, the Restricted Stock granted hereunder shall vest and any restrictions thereon shall lapse on the first anniversary of the Stock Grant Date; provided, however, that, in the event of a Non-Employee Director’s death or Disability (as defined in Section 6(c)), the Restricted Stock granted to such Non-Employee Director shall vest and any restrictions thereon shall lapse immediately. Notwithstanding the foregoing, a Non-Employee Director may not sell or otherwise transfer any Restricted Stock granted to him or her prior to the date such Non-Employee Director ceases to serve as a director for any reason. The

Non-Employee Director shall have all of the rights of a stockholder with respect to such Restricted Stock, including the right to receive all dividends or other distributions paid or made with respect to the stock. Any dividends or distributions that are paid or made in PBG Common Stock shall be subject to the same restrictions as the Restricted Stock in respect of which such dividends or distributions were paid or made. However, any dividends or distributions paid or made in cash shall not be subject to the restrictions. Each Restricted Stock award shall be evidenced by an agreement setting forth the terms and conditions thereof, which terms and conditions shall not be inconsistent with those set forth in this Plan.
6.	Annual Stock Option Award
     (a) Under the Plan, each Non-Employee Director shall receive an annual formula grant of options to purchase shares of PBG Common Stock (“Options”) at a fixed price (the “Exercise Price”). Such grant shall be made annually on April 1 (the “Option Grant Date”); provided, however, that each individual who commences services as a Non-Employee Director after April 1 of a year shall receive a pro-rated annual formula grant of options (a “Pro-Rated Grant”) with respect to his or her first year of service, on the first day of the month following the date he or she commences service (the “Pro-Rated Option Grant Date”). To receive a grant of Options, a Non-Employee Director must be actively serving as a director of PBG on the Option Grant Date or the Pro-Rated Option Grant Date, as applicable.
     (b) The number of Options to be included in each annual option award shall be determined by dividing the Grant Amount (as defined below) by the Fair Market Value (as defined below) of a share of PBG Common Stock on the Option Grant Date or Pro-Rated Option Grant Date, as applicable, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. Grant Amount shall mean $180,000, except that, in the case of a Pro-Rated Grant, Grant Amount shall mean the following: (i) $135,000 in the case of an individual who commences service as a Non-Employee Director of PBG on or after April 2 and on or before June 30; (ii) $90,000 in the case of an individual who commences service as a Non-Employee Director of PBG on or after July 1 and on or before September 30; (iii) $45,000 in the case of an individual who commences service as a Non-Employee Director of PBG on or after October 1 and on or before December 31. No Pro-Rated Grant shall be made in the case of an individual who commences service as a Non-Employee Director of PBG on or after January 1 and on or before April 1. The number of Options so determined shall be rounded up (if necessary) to the nearest number of whole Options. “Fair Market Value” shall mean the average of the high and low per share sale prices for PBG Common Stock on the composite tape for securities listed on the NYSE for the day in question, except that such average price shall be rounded up (if necessary) to the nearest cent.
     (c) Options shall vest and become immediately exercisable on the Option Grant Date or Pro-Rated Option Grant Date, as applicable. Each Option shall have an Exercise Price equal to the Fair Market Value of PBG Common Stock on the Option Grant Date or Pro-Rated Option Grant Date, as applicable, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. Each Option shall have a term of ten years; provided, however, in the event the holder thereof shall cease to be a director of PBG, or its successor, for a reason other than death or Disability (as defined below), such Options shall terminate and expire upon the earlier of (i) the expiration of the original term, or (ii) five years from the date the holder ceased to be a director. A Non-Employee Director has a “Disability” if he or she is totally disabled as determined using the standards PBG applies under its long term disability program.
     (d) Non-Employee Directors may exercise their Options by giving an exercise notice to PBG in the manner specified from time to time by the Board. Options may be exercised by using either a standard cash exercise procedure or a cashless exercise procedure. From time to time, the Board may change or adopt procedures relating to Option exercises. If, at any time, a Non-Employee Director suffers a Disability or is otherwise incapable of exercising his or her Options before the expiration thereof, the Board may take any steps it deems appropriate to prevent such Options from lapsing prior to being exercised.

     (e) Each Option award shall be evidenced by a written agreement setting forth the terms and conditions thereof, which terms and conditions shall not be inconsistent with those set forth in this Plan.
7.	Annual Restricted Stock Unit Award
     (a) Under the Plan, each Non-Employee Director shall receive an annual formula grant of restricted stock units (“RSUs”). When a Non-Employee Director’s RSUs become payable, they shall be settled in shares of PBG Common Stock with the Non-Employee Director receiving one share of PBG Common Stock for each RSU. The grant of RSUs shall be made annually on April 1 (the “RSU Grant Date”); provided, however, that each individual who commences service as a Non-Employee Director after April 1 of a year shall receive a pro-rated annual formula grant of RSUs (a “Pro-Rated RSU Grant”) with respect to his or her first year of service on the first day of the month following the date he or she commences service (the “Pro-Rated RSU Grant Date”). To receive a grant of RSUs, a Non-Employee Director must be actively serving as a director of PBG on the RSU Grant Date or the Pro-Rated RSU Grant Date, as applicable.
     (b) The number of RSUs to be included in each annual RSU award shall be determined by dividing the RSU Grant Amount (as defined below) by the Fair Market Value of a share of PBG Common Stock on the RSU Grant Date or Pro-Rated RSU Grant Date, as applicable, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. RSU Grant Amount shall mean $60,000, except that, in the case of a Pro-Rated RSU Grant, RSU Grant Amount shall mean the following: (i) $45,000 in the case of an individual who commences service as a Non-Employee Director on or after April 2 and on or before June 30; (ii) $30,000 in the case of an individual who commences service as a Non-Employee Director on or after July 1 and on or before September 30; (iii) $15,000 in the case of an individual who commences service as a Non-Employee Director on or after October 1 and on or before December 31. No Pro-Rated RSU Grant shall be made in the case of an individual who commences service as a Non-Employee Director on or after January 1 and on or before April 1. The number of RSUs so determined shall be rounded up (if necessary) to the nearest number of whole RSUs.
     (c) RSUs shall vest on the RSU Grant Date or Pro-Rated RSU Grant Date, as applicable. RSUs granted in 2006 become payable on the first anniversary of the RSU Grant Date or Pro-Rated RSU Grant Date, as applicable. A Non-Employee Director who receives a 2006 RSU grant on April 1, 2006 may make a one-time election to defer the payment date of his or her 2006 RSUs no later than September 30, 2006, and such election to defer the payment date of his or her 2006 RSU grant must specify a future payment date (the beginning of any calendar quarter) that will result in a minimum deferral period of at least one year. A Non-Employee Director who receives a 2006 Pro-Rated RSU Grant may make a one-time election to defer the payment date of his or her 2006 Pro-Rated RSU Grant at least one day prior to the Pro-Rated Grant Date of the award and such election must specify a future payment date (the beginning of any calendar quarter) that will result in a minimum deferral period of at least two years.
     (d) RSUs granted in 2007 and later years shall be payable on the RSU Grant Date or Pro-Rated RSU Grant Date, as applicable, unless the Non-Employee Director timely elects to defer the payment of such RSUs. In general, any such deferral election with respect to RSUs must be made in the calendar year preceding the year of the grant; provided, however, that any such deferral election with respect to Pro-Rated RSU Grants must be made at least one day prior to the Pro-Rata RSU Grant. Any such election to defer the payment date of an RSU Grant or a Pro-Rata RSU Grant must specify a future payment date (the beginning of any calendar quarter) that will result in a minimum deferral period of at least two years.
     (e) Rather than deferring to a specified future payment date, a Non-Employee Director may instead defer payment until his or her separation from service as a director of PBG, and any such deferral shall be paid as of the beginning of the calendar quarter following such separation from service. Alternatively, a Non-Employee Director may elect to defer until the earlier of (i) separation from service as a director of PBG, and (ii) a specified future payment date determined in accordance with Section 7(c) or (d) above, whichever applies. The determination of when a Non-Employee Director separates from service as a director of PBG shall be made in accordance with Section 409A(a)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (“Code”), and no minimum deferral period shall apply to the extent the deferral is until separation from service as a director of PBG.
     (f) Notwithstanding the preceding provisions of this Section 7, a Non-Employee Director’s RSUs shall be immediately paid out in the event of the Non-Employee Director’s Permanent Disability (as defined below), separation from service as a director of PBG or death. For this purpose, a Non-Employee Director is considered to have a Permanent Disability as of the date the Non-Employee Director would be considered disabled within the meaning of Section 409A(a)(2)(C) of the Code.
     (g) During any period that the payment of RSUs is deferred (either by election or automatically), the Non-Employee Director whose RSUs are deferred shall be entitled to be credited with dividend equivalents. Dividend equivalents shall equal the dividends actually paid with respect to a corresponding amount of PBG Common Stock during the deferral period, while the RSUs remain unpaid, and shall be credited on the date such dividends are actually paid. Upon crediting, a Non-Employee Director’s dividend equivalents shall be immediately converted to additional RSUs (whole and/or fractional, as appropriate) by dividing the aggregate amount of dividend equivalents credited to the Non-Employee Director on a day by the Fair Market Value of a share of PBG Common Stock on such day, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. Additional RSUs credited under this Section 7(g) are in turn entitled to be credited with dividend equivalents, and a Non-Employee Director’s aggregate additional RSUs shall be paid out at the same time as the underlying RSUs to which they relate. Any cumulative fractional RSU remaining at such time shall be rounded up to a whole RSU prior to its settlement in PBG Common Stock.
     (h) Each RSU award shall be evidenced by a written agreement setting forth the terms and conditions thereof, which terms and conditions shall not be inconsistent with those set forth in this Plan.
8.	Annual Non-Executive Chair Restricted Stock Unit Award
     (a) Under the Plan, a Non–Employee Director serving as Non-Executive Chair of the Board (the “Chair”) shall receive an additional annual formula grant of restricted stock units (“Chair RSUs”). Such grant shall be made upon commencement of services as Chair, unless otherwise determined by the Board; provided however, that for 2006, the Non-Executive Chair-Elect shall receive such award on July 24, 2006 pursuant to a resolution adopted by the Board on July 19, 2006; and annually, thereafter, on the anniversary of formal commencement of services as Chair, except as otherwise determined by the Board (the “Chair RSU Grant Date”). When the Chair’s RSUs become payable, they shall be settled in shares of PBG Common Stock with the Chair receiving one share of PBG Common Stock for each Chair RSU.
     (b) The number of Chair RSUs to be included in each Chair RSU award shall be determined by dividing the Chair RSU Grant Amount (as defined below) by the Fair Market Value of a share of PBG Common Stock on the Chair RSU Grant Date or, if such day is not a trading day on the NYSE, on the immediately preceding trading day. The Chair RSU Grant Amount shall mean $100,000. The number of Chair RSUs so determined shall be rounded up (if necessary) to the nearest number of whole RSUs.

     (c) Chair RSUs shall vest on the Chair RSU Grant Date. Notwithstanding the foregoing, payment of the Chair RSUs shall be deferred until such time as the Chair ceases to serve as a director of PBG for any reason. The Chair RSUs shall be immediately paid out in the event of the Chair’s Permanent Disability, separation from service as a director of PBG or death.
     (d) During any period that the payment of Chair RSUs is deferred, the Chair shall be entitled to be credited with dividend equivalents. Dividend equivalents shall equal the dividends actually paid with respect to a corresponding amount of PBG Common Stock during the period payment of the Chair RSUs is deferred, and shall be credited on the date such dividends are actually paid. Upon crediting, the Chair’s dividend equivalents shall be immediately converted to additional RSUs (whole and/or fractional, as appropriate) by dividing the aggregate amount of dividend equivalents credited to the Chair on a day by the Fair Market Value of a share of PBG Common Stock on such day, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. Additional RSUs credited under this Section 8(g) are in turn entitled to be credited with dividend equivalents, and the Chair’s aggregate additional RSUs shall be paid out at the same time as the underlying Chair RSUs to which they relate. Any cumulative fractional RSU remaining at such time shall be rounded up to a whole RSU prior to its settlement in PBG Common Stock.
     (e) Each Chair RSU award shall be evidenced by a written agreement setting forth the terms and conditions thereof, which terms and conditions shall not be inconsistent with those set forth in this Plan.
9.	Shares of Stock Subject to the Plan
     The shares that may be delivered under this Plan shall not exceed an aggregate of 300,000 shares of PBG Common Stock, adjusted, if appropriate, in accordance with Section 11 below; provided that any shares authorized but not delivered under the Prior Plan (as hereinafter defined) shall be available for delivery under this Plan in addition to the above mentioned 300,000 shares. The shares granted or delivered under the Plan may be newly issued shares of Common Stock or treasury shares.
10.	Deferral of Initial Awards
     (a) Non-Employee Directors may make an advance, one-time election to defer into PBG phantom stock units all of the shares of Restricted Stock otherwise granted under Section 5. Any such election shall be made at least one day prior to the grant date of such Restricted Stock. The deferral period shall equal the Non-Employee Director’s period of service as a director of PBG (i.e., such deferral period shall end on the date the Non-Employee Director has a separation from service as a director of PBG for purposes of Code Section 409A(a)(2)(A)(i)). Non-Employee Directors who elect to defer receipt of such shares shall be credited on the grant date with a number of phantom stock units equal to that number of shares of Restricted Stock which they would have received had they not elected to defer. During the deferral period, the value of the phantom stock units will fluctuate based on the market value of PBG Common Stock. At the end of the deferral period, all payments of deferred awards shall be made in shares of PBG Common Stock (one share of PBG Common Stock for each PBG phantom stock unit), unless the Board in its discretion decides to make the distribution in cash or in a combination of cash and shares of PBG Common Stock. To the extent that a distribution is made in cash, in whole or in part, the Non-Employee Directors will receive the aggregate value of the PBG phantom stock units credited to them which are to be paid in cash. The value of PBG phantom stock units will be determined by multiplying the number of PBG phantom stock units which are to be paid in cash by the Fair Market Value of PBG Common Stock on the last NYSE trading day of the deferral period.
     (b) During the deferral period, the Non-Employee Director whose Restricted Stock is deferred as phantom stock units shall be entitled to be credited with dividend equivalents. Dividend equivalents shall equal the dividends actually paid with respect to a corresponding amount of PBG Common Stock during the deferral period and shall be credited on the date such dividends are actually paid. Upon crediting, a Non-Employee Director’s dividend equivalents shall be immediately converted to additional phantom stock units (whole and/or fractional, as appropriate) by dividing the aggregate amount of dividend equivalents credited to the Non-Employee Director on a day by the Fair Market Value of a share of PBG Common Stock on such day, or if such day is not a trading day on the NYSE, on the immediately preceding trading day. Additional phantom stock units credited under this Section 10(b) are in turn entitled to be credited with dividend equivalents, and a Non-Employee Director’s aggregate additional phantom stock units shall be paid out at the same time as the underlying phantom stock units to which they relate. Any fractional phantom stock unit remaining at such time shall be rounded up to a whole phantom stock unit prior to its settlement in PBG Common Stock.
11.	Dilution and Other Adjustments
     The number and kind of shares of PBG Common Stock issuable under the Plan, or which may or have been awarded to any Non-Employee Director, may be adjusted proportionately by the Board to reflect stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of shares, any spin off or other distribution of assets of the Company to its shareholders, any partial or complete liquidation, or other similar corporate changes. Such adjustment shall be conclusive and binding for all purposes of the Plan.
12.	Effect of Misconduct
     Notwithstanding anything to the contrary herein, if a Non-Employee Director commits “Misconduct,” he or she shall forfeit all rights to any unexercised Options, any RSUs, any Chair RSUs, and Restricted Stock, as well as any phantom stock units credited to him or her under Sections 10. For purposes of this Plan, Misconduct occurs if a majority of the Board determines that a Non-Employee Director has: (a) engaged in any act which is considered to be contrary to the Company’s best interests; (b) violated the Company’s Code of Conduct or engaged in any other activity which constitutes gross misconduct; (c) engaged in unlawful trading in the securities of PBG or of any other company based on information gained as a result of his or her service as a director of PBG; or (d) disclosed to an unauthorized person or misused confidential information or trade secrets of the Company.
13.	Withholding Taxes and Section 409A
     (a) Except to the extent other arrangements are made by a Non-Employee Director that are satisfactory to the Company, the Company shall withhold a number of shares of PBG Common Stock otherwise deliverable having a Fair Market Value sufficient to satisfy the minimum withholding taxes (if any) required by federal, state, local or foreign law in respect of any award.
     (b) At all times, this Plan shall be interpreted and operated (i) in accordance with the requirements of Section 409A with respect to Plan deferred compensation that is subject to Code Section 409A, (ii) to maintain the exemption from Code Section 409A of stock option awards and undeferred Restricted Stock (collectively, “Excepted Awards”), and (iii) to preserve the status of deferrals made prior to the effective date of Code Section 409A (“Prior Deferrals”) as exempt from Section 409A, i.e., to preserve the grandfathered status of Prior Deferrals. Thus, for example, a Non-Employee Director’s ability to defer a Pro-Rated RSU Grant is conditioned on the Non-Employee Director not having been previously eligible for a PBG deferral plan of the same type. In addition, if a Non-Employee Director is determined to be a specified employee (within the meaning of Code Section 409A(a)(2)(B)(i)), any payment made based on separation from service as a director of PBG shall not be made until the beginning of the calendar quarter that occurs at least six months after the separation from service. Similarly, any election that must be made at least one day prior to a specified date must be considered effectively made and irrevocable, under the applicable requirements of Code Section 409A, by the day preceding such specified date.
     (c) Any action that may be taken (and, to the extent possible, any action actually taken) under the Plan shall not be taken (or shall be void and without effect), if such action violates the requirements of Code Section 409A or if such action would adversely affect the exemption of Excepted Awards or the grandfather of Prior Deferrals. If the failure to take an action under the Plan would violate Code Section 409A, then to the extent it is possible thereby to avoid a violation of Code Section 409A, the rights and effects under the Plan shall be altered to avoid such violation. A corresponding rule shall apply with respect to a failure to take an action that would adversely affect the exemption of Excepted Awards or the grandfather of Prior Deferrals. Any provision in this Plan document that is determined to violate the requirements of Code Section 409A or to adversely affect the exemption of Excepted Awards or the grandfather of the Prior Deferrals shall be void and without effect. In addition, any provision that is required to appear in this Plan document to satisfy the requirements of Code Section 409A, but that is not expressly set forth, shall be deemed to be set forth herein, and the Plan shall be administered in all respects as if such provision were expressly set forth. A corresponding rule shall apply with respect to a provision that is required to preserve the exemption of Excepted Awards or the grandfather of the Prior Deferrals. In all cases, the provisions of this Section shall apply notwithstanding any contrary provision of the Plan that is not contained in this Section.
14.	Resale Restrictions, Assignment and Transfer
     Options (unless the Board of Directors specifically determines otherwise), RSUs, Chair RSUs, Restricted Stock and PBG phantom stock units may not be sold, transferred or assigned, except in the event of the Non-Employee Director’s death, in which case his or her Options, Restricted Stock or PBG phantom stock units may be transferred by will or by the laws of descent and distribution. All restrictions on Restricted Stock granted to a Non-Employee Director shall lapse upon his or her death. Options may be exercised by the decedent’s personal representative, or by whomever inherits the Options, at any time, through and including their original expiration date.
     Once awarded, the shares of PBG Common Stock received by Non-Employee Directors may be freely transferred, assigned, pledged or otherwise subjected to lien, subject to restrictions imposed by the Securities Act of 1933, as amended, and subject to the trading restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended. PBG phantom stock units may not be transferred or assigned except by will or the laws of descent and distribution.
15.	Funding
     The Plan shall be unfunded. PBG shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any award under the Plan.
16.	Supersession of Prior Plan
     This Plan superseded The PBG Directors’ Stock Plan of 1999 (the “Prior Plan”) when shareholders approved this Plan on May 23, 2001. As of that date, all awards granted under the Prior Plan became subject to the terms of this Plan and all shares that were authorized but not delivered under the Prior Plan became available for delivery under this Plan, in addition to those shares authorized for issuance pursuant to Section 9 of this Plan. No awards were made under the Prior Plan after May 23, 2001.
17.	Duration, Amendments and Terminations
     The Board of Directors may terminate or amend the Plan in whole or in part; provided, however, that the Plan may not be amended more than once every six (6) months, other than to comport with changes in the Internal Revenue Code or the rules and regulations thereunder; provided further, however, that no such action shall have a material adverse effect on any rights or obligations with respect to any awards theretofore granted under the Plan, unless consented to by the recipients of such awards (unless the amendment is required to comply with Code Section 409A in which case, the amendment shall be effective without consent of the recipient unless the recipient expressly denies consent to such amendment in writing); and provided further, however, that any amendment and the termination of the Plan shall neither violate Code Section 409A nor adversely affect the exemption of Excepted Awards or the grandfather of the Prior Deferrals. The Plan shall continue until terminated.

Exhibit 31.1
CERTIFICATION
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Eric J. Foss, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of The Pepsi Bottling Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 17, 2006	/s/ Eric J. Foss
Eric J. Foss
President and
Chief Executive Officer

Exhibit 31.2
CERTIFICATION
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Alfred H. Drewes, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of The Pepsi Bottling Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 17, 2006	/s/ Alfred H. Drewes
Alfred H. Drewes
Senior Vice President and Chief Financial Officer

Exhibit 32.1
CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of The Pepsi Bottling Group, Inc. (the “Company”) certifies to his knowledge that:
(1)	The Quarterly Report on Form 10-Q of the Company for the quarter ended September 9, 2006 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Act”); and

(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial conditions and results of operations of the Company as of the dates and for the periods referred to in the Form 10-Q.

/s/ Eric J. Foss
Eric J. Foss
President and Chief Executive Officer
October 17, 2006
The foregoing certification (the “Certification”) is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).
A signed original of the Certification has been provided to the Company and will be retained by the Company in accordance with Rule 12b-11(d) of the Act and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2
CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of The Pepsi Bottling Group, Inc. (the “Company”) certifies to his knowledge that:
(1)	The Quarterly Report on Form 10-Q of the Company for the quarter ended September 9, 2006 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Act”); and

(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial conditions and results of operations of the Company as of the dates and for the periods referred to in the Form 10-Q.

/s/ Alfred H. Drewes
Alfred H. Drewes
Senior Vice President and Chief Financial Officer
October 17, 2006
The foregoing certification (the “Certification”) is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).
A signed original of the Certification has been provided to the Company and will be retained by the Company in accordance with Rule 12b-11(d) of the Act and furnished to the Securities and Exchange Commission or its staff upon request.